SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING

NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)  ☐

Securities Act Rule 802 (Exchange Offer)  ☐

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)  ☒

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)  ☐

Exchange Act Rule 14e-2(d) (Subject Company Response)  ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)  ☐

Coles Myer Ltd.

Australian Business Number 11 004 089 936

(Name of Subject Company)

Victoria, Australia

(Jurisdiction of Subject Company’s Incorporation or Organization)

Coles Myer Ltd.

(Name of Person(s) Furnishing Form)

Ordinary Shares

American Depositary Shares

(Title of Class of Subject Securities)

Peter Patterson

Coles Myer Ltd.

800 Toorak Road

Tooronga, Victoria 3146

AUSTRALIA

Telephone: +61 3 9829-3111

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on

Behalf of Subject Company)

with a copy to

Jeffrey F. Browne

Sullivan & Cromwell

125 Broad St

New York, New York 10004

April 7, 2005

(Date Tender Offer/Rights Offering Commenced)

Part I - Home Jurisdiction Documents

Attachments:

(1)	Coles Myer Share Buy-Back Booklet

Part II - Information not required to be sent to Security Holders

Exhibits:

(A)	None.

Part III – Consent to Service of Process

Coles Myer Ltd. is furnishing, concurrently with the furnishing of this Form CB, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of this Form CB.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COLES MYER LTD.

By:	/s/ Peter Patterson
	Name:	Peter Patterson
	Title:	Assistant Company Secretary

Share Buy-Back

It’s your opportunity to sell your shares to Coles Myer.

This is an important document. This booklet contains important information for shareholders about Coles Myer’s Share Buy-Back. If you are in any doubt as to what you should do, please consult a professional adviser.

Coles Myer Ltd. ABN 11 004 089 936

Key dates

2005
Wednesday 23 March	Shares acquired on the ASX on or after this date will not confer an entitlement to participate in the Buy-Back (‘Ex-Entitlement Date’)

Thursday 31 March	Shares held on this day are eligible to be sold in the Buy-Back (‘Record Date’)

Thursday 7 April	Tender Period opens

Friday 15 April	Record date for interim dividend

Monday 9 May	Payment date for interim dividend

Thursday 12 May	Announcement of third quarter sales results

Friday 20 May	Tender Period closes (‘Closing Date’) Tenders must be received by 7.00pm, Melbourne time

Monday 23 May	Announcement of the Buy-Back Price and scale back (if any)

Friday 27 May	Buy-Back proceeds are distributed to successful participants

Coles Myer may change any of the dates above by making an announcement to that effect to the ASX. If any dates are changed, all subsequent dates referred to above and elsewhere in this booklet (including the Closing Date) may change accordingly. Coles Myer also reserves the right to determine the number of Shares it will buy back, up to the Buy-Back Limit, and may choose not to buy back any Shares.

This booklet is dated 17 March 2005 and is current at that date.

Eligibility to participate

You are entitled to tender Shares which were registered in your name on the Record Date and which, in accordance with the ASTC Settlement Rules, confer an entitlement to participate in the Buy-Back. The number of Shares you are entitled to tender is shown in Box A on your Tender Form, enclosed with this booklet.

Shares acquired on the ASX on or after Wednesday, 23 March 2005 do not confer an entitlement to participate in the Buy-Back.

The distribution of Buy-Back Documents in some jurisdictions outside Australia might be restricted by law and does not constitute an invitation to participate in any place where, or to any person to whom, it would be unlawful to do so. Persons who come into possession of the Buy-Back Documents should seek advice on and observe any restrictions on distributing the Buy-Back Documents.

This document does not provide financial product advice and has been prepared without taking into account your particular objectives, financial situation or needs. You should consider obtaining independent financial advice before making any financial decisions.

1 Coles Myer Share Buy-Back

The Buy-Back

Buy-Back	Coles Myer is buying back Shares by way of an off-market tender The Buy-Back is an opportunity for you to offer to sell some or all of your Shares to Coles Myer

Size	Coles Myer intends to buy back around $700 million of its Shares

Tender range	The tender range will be $7.40 per Share to $10.10 per Share

Buy-Back highlights

The Buy-Back provides all eligible shareholders with the opportunity to participate

Participation is voluntary

All of the Buy-Back Price above $3.00 will be treated for tax purposes as a fully franked dividend

The after tax return to some shareholders participating in the Buy-Back may be greater than a sale of their Shares on the ASX (see sections 1.18, 1.20 and section 3)

You will still be entitled to receive the fully franked interim dividend of 16.25 cents per Share which Coles Myer is scheduled to pay on Monday, 9 May 2005

No brokerage is payable and there is no need to appoint a stockbroker (compared with selling your shares on the ASX)

If you hold 600 Shares or less, the Buy-Back may provide the opportunity to efficiently sell all of your Shares

You can ensure that at least a portion of your Shares are bought back by submitting a Final Price Tender

Enquiries

If you have any questions after reading this booklet, please call the Coles Myer Shareholder Information Line, open 8.30am to 5.30pm Melbourne time, Monday to Friday, on 1300 130 278 from within Australia or +61 3 9615 9134 from outside Australia.

To compare the Australian tax implications of participating in the Buy-Back as opposed to selling your Shares on the ASX, a Buy-Back calculator is available on the Coles Myer website. Visit www.colesmyer.com/buyback

If you are in any doubt as to what you should do, please consult a professional adviser.

There is a glossary at the back of this booklet (see section 6) that identifies important definitions used in this document. Examples of completed Tender Forms are also provided in section 2 of this booklet to assist you in completing your own Tender Form.

Coles Myer Share Buy-Back 2

What to do

Step 1	Read this booklet. Make sure you understand how the Buy-Back may affect you, so you can make an informed decision about whether to participate. If you are in any doubt as to what you should do, please consult a professional adviser.

Step 2	Choose whether to participate
	If you choose to participate, go to Step 3 below.	If you choose not to participate, you do not need to take any action.

Step 3	How to participate

Issuer Sponsored

	If you received a Red Tender Form You have an Issuer Sponsored Holding of 600 Shares or less	•	Complete and sign your enclosed Tender Form
		•	Send your Tender Form by mail (there is a reply paid envelope enclosed with this booklet) or deliver in person to:
			Mailing address Coles Myer Ltd. C/- ASX Perpetual Registrars Limited GPO Box 4415 MELBOURNE VIC 8060	Delivery address Coles Myer Share Registry C/- ASX Perpetual Registrars Limited Level 4, 333 Collins Street MELBOURNE VIC 3000

	If you received a Purple Tender Form You have an Issuer Sponsored Holding of more than 600 Shares	•	Tender Forms must be received by 7.00pm Melbourne time, Friday, 20 May 2005
For more information on participating and an example of a completed Tender Form:
		•	Refer to pages 19 and 20 if you received a Red Tender Form
		•	Refer to pages 21 and 22 if you received a Purple Tender Form

CHESS Sponsored

	If you received a Blue Tender Form You have a CHESS Holding of 600 Shares or less	•	Complete and sign your enclosed Tender Form
		•	Contact your Controlling Participant (usually your stockbroker) who is named on your Tender Form
		•	Your Controlling Participant will need to process your Tender by 7.00pm Melbourne time on Friday, 20 May 2005
		•	Do not send your Tender Form to the Coles Myer Share Registry

	If you received a Yellow Tender Form You have a CHESS Holding of more than 600 Shares	For more information on participating and an example of a completed Tender Form:
		•	Refer to pages 23 and 24 if you received a Blue Tender Form
		•	Refer to pages 25 and 26 if you received a Yellow Tender Form

3 Coles Myer Share Buy-Back

Chairman’s letter

‘The Buy-Back delivers on our commitment to create additional value for shareholders as a consequence of the company’s improved financial performance.’

Dear shareholder

We are pleased to give you the opportunity to sell back to Coles Myer some or all of your Shares through an off-market tender process.

This booklet provides you with details of the Share Buy-Back to help you decide whether to participate, and a personalised Tender Form.

We believe the Buy-Back offers potential benefits to all shareholders that are not available from other methods of returning capital (see section 1.2 for details).

Eligible shareholders wishing to sell can participate in a simple and entirely voluntary tender process.

Those retaining their Shares are expected to benefit from any enhanced earnings per share and return on equity as a result of the Buy-Back, and the company itself will benefit from a more effective capital structure.

The Buy-Back delivers on our commitment to create additional value for shareholders as a consequence of the company’s improved financial performance.

The company last month reported record interim earnings of $403.8 million, up 15.5% on the previous year and declared an interim dividend of 16.25 cents per Share, up 16%.

Shareholders who participate in the Buy-Back will still be eligible to receive the fully franked interim dividend scheduled for payment on 9 May 2005.

Please remember that your Tender Form must be received no later than 7.00pm Melbourne time on 20 May 2005 if you do wish to participate.

If after reading the booklet you are in doubt as to what to do, please consult a professional adviser.

Yours sincerely,

Rick Allert
Chairman

Coles Myer Share Buy-Back 4

Contents

1	Details of the Buy-Back and tender process	6

About the Buy-Back		7
1.1	What is the Coles Myer Buy-Back?	7
1.2	Why is Coles Myer implementing the Buy-Back?	7
1.3	Do I have to participate?	7

Deciding whether to participate		7
1.4	Am I entitled to participate?	7
1.5	What are the main reasons to participate?	7
1.6	What are the main reasons I would not participate?	8
1.7	What will happen if I don’t participate?	8
1.8	I don’t want to participate. What should I do?	8
1.9	Will I still be paid the 2004/2005 interim dividend if I participate in the Buy-Back?	8
1.10	Do I have to tender all my Shares? Are there restrictions on how many Shares I can tender?	8
1.11	At what price can I tender my Shares?	8
1.12	What price will Coles Myer pay for my Shares?	8
1.13	What is the Buy-Back Floor Price?	9
1.14	What is a Final Price Tender?	9
1.15	How will I find out the Buy-Back Price?	9
1.16	When and how will I receive payment for Shares bought back?	9
1.17	How can I check if my Tender has been processed?	9
1.18	What are the Australian tax implications of selling my Shares through the Buy-Back?	9
1.19	Can I trade my Shares after submitting a Tender?	10
1.20	How does the Buy-Back compare to selling my Shares on the ASX?	10
1.21	How have Coles Myer Shares performed over time?	10

How does the tender process work?		11
1.22	Will all the Shares I tender be bought back?	11
1.23	How will Coles Myer determine successful Tenders?	11
1.24	What is a scale back and when will it be implemented?	12
1.25	How will the scale back work?	12
1.26	How will a scale back affect my Tender?	13

Other questions		15
1.27	Can I transfer my rights to participate in the Buy-Back?	15
1.28	Can I tender my ReCAPS (Reset Convertible Preference Shares) in the Buy-Back?	15
1.29	Note to shareholders located in the United States	15

2	Submitting your Tender	17

3	Australian tax implications for shareholders participating in the Buy-Back	28

4	Effect of the Buy-Back on Coles Myer	35

5	Additional information on the Buy-Back	38

6	Definitions and interpretation	43

5 Coles Myer Share Buy-Back

Details of the Buy-Back and tender process

This section provides general information about Coles Myer’s Buy-Back. Questions about what the Buy-Back is and how it will work are answered here. You should read this section, and the other sections of the booklet, in their entirety.

Coles Myer Share Buy-Back 6

About the Buy-Back

1.1	What is the Coles Myer Buy-Back?

Generally, a buy-back is the action by which a company buys its own shares from its shareholders. Share buy-backs have been used by many ASX listed companies as a way of returning surplus capital to shareholders. Any shares bought back are cancelled, reducing the number of shares on issue by the number of shares bought back.

The Coles Myer Buy-Back is an opportunity for you to offer to sell your Shares to Coles Myer by tendering Shares at one or more specific prices within the tender range of $7.40 to $10.10 per Share – or by tendering Shares as a Final Price Tender. See section 1.14 for more information on Final Price Tenders.

Coles Myer will set the Buy-Back Price at the lowest price which allows it to buy back around $700 million worth of its Shares. The Buy-Back Price will be the same for all Shares bought back. Coles Myer reserves the right to buy back any number of Shares up to the Buy-Back Limit and the right to not buy back any Shares.

1.2	Why is Coles Myer implementing the Buy-Back?

Coles Myer is implementing the Buy-Back to return surplus capital to shareholders. The Buy-Back is made possible by a strong balance sheet and cash flows, and expectations of positive financial performance.

The Board considers that returning surplus capital by way of an off-market buy-back is in the best interests of Coles Myer and all its shareholders. After considering a number of ways to return surplus capital to shareholders, the Board concluded that an off-market buy-back that includes franking credits offers enhancements to shareholder value which are not available from other methods of returning capital at this time.

Benefits of this approach include:

•	providing shareholders with the ability to choose whether they participate

•	allowing shareholders to choose the price or prices at which they wish to sell their Shares

•	enhancement to earnings per share and return on equity expected to result from a more efficient capital structure, which will benefit Coles Myer and shareholders who choose not to participate

•	an amount of the Buy-Back Price being treated for tax purposes as a fully franked dividend which will allow Coles Myer to buy back Shares at a lower price than if it bought back an equivalent number of Shares on the ASX. This will also benefit Coles Myer and shareholders who choose not to participate

•	allowing shareholders with relatively small holdings to sell all of their Shares so as not to be left with a small parcel of Shares after participating in the Buy-Back

The Board considers that the Buy-Back provides shareholders with more flexibility than other methods of returning surplus capital. The payment of a special dividend or a capital reduction does not provide shareholders with such flexibility. The Buy-Back is also expected to enhance earnings per share which will not occur with a special dividend or a capital reduction.

1.3	Do I have to participate?

No. Participation in the Buy-Back is voluntary. If you do not want to tender your Shares in the Buy-Back, you do not need to take any action. If you choose not to participate, the number of Shares you hold will not change as a result of the Buy-Back.

Deciding whether to participate

1.4	Am I entitled to participate?

The number of Shares you are entitled to tender is shown in Box A on your Tender Form, enclosed with this booklet. These are the Shares which were registered in your name on the Record Date and which, in accordance with the ASTC Settlement Rules, confer an entitlement to participate in the Buy-Back.

Shares acquired on the ASX on or after Wednesday, 23 March 2005 do not confer an entitlement to participate in the Buy-Back.

Shares held under the Coles Myer Employee Share Plan and which are still subject to restrictions are not eligible to be tendered in the Buy-Back.

If you hold American Depository Receipts (ADRs) representing Shares, you will be sent additional information on how to instruct the ADR depository to tender your Shares if you wish to participate in the Buy-Back.

1.5	What are the main reasons to participate?

There are a number of reasons why you may choose to participate in the Buy-Back, some of which are listed on the following page. It is important to understand how the Buy-Back works in order to make an informed decision.

7 Coles Myer Share Buy-Back

•	all of the Buy-Back Price above $3.00 will be treated for tax purposes as a fully franked dividend

•	the after tax return to some shareholders participating in the Buy-Back may be greater than a sale of their Shares on the ASX (see sections 1.18, 1.20 and section 3)

•	no brokerage is payable and there is no need to appoint a stockbroker to participate in the Buy-Back (compared with selling your Shares on the ASX). Stockbrokers do not usually charge CHESS holders a fee to process buy-back tender forms

•	for shareholders with 600 Shares or less, the Buy-Back may provide the opportunity to efficiently sell all of your Shares

1.6	What are the main reasons I would not participate?

There may be reasons why you would choose not to participate in the Buy-Back. These might include:

•	you do not wish to dispose of some or all of your Shares

•	participating in the Buy-Back may not suit your particular tax circumstances (see sections 1.18, 1.20 and section 3)

1.7	What will happen if I don’t participate?

If you do not participate in the Buy-Back, the number of Shares you hold will not change, although your proportional shareholding in Coles Myer will increase slightly. You may also benefit from any increase in Coles Myer’s earnings per share and return on equity over time.

1.8	I don’t want to participate. What should I do?

Nothing. If you do not want to participate, you do not need to take any action.

1.9	Will I still be paid the 2004/2005 interim dividend if I participate in the Buy-Back?

Yes. All shareholders registered on 15 April 2005 will be paid the 16.25 cents per Share fully franked interim dividend, whether or not they participate in the Buy-Back.

1.10	Do I have to tender all my Shares? Are there restrictions on how many Shares I can tender?

The maximum number of Shares eligible shareholders can tender in the Buy-Back is shown in Box A on your Tender Form, enclosed with this booklet.

If you hold 600 Shares or less, and you wish to sell Shares in the Buy-Back, you must tender all of your Shares at one Tender Price or as a Final Price Tender to participate.

If you hold more than 600 Shares, you may tender any number of Shares, provided you tender at least 600 Shares in total and a maximum of the number of Shares shown in Box A on your Tender Form.

1.11	At what price can I tender my Shares?

You may tender Shares at one of the specified prices in the tender range of $7.40 per Share to $10.10 per Share or as a Final Price Tender (see section 1.14 for details). There are ten prices to choose from, which are detailed on your Tender Form. If you hold more than 600 Shares, you may tender different parcels of Shares (i.e. any number of Shares between zero and the number shown in Box A on your Tender Form) at different Tender Prices (provided you tender at least 600 Shares in total). See section 2 for more details on how to submit a Tender.

1.12	What price will Coles Myer pay for my Shares?

The Buy-Back Price will be between $7.40 per Share and $10.10 per Share. It will be the lowest price in that range that will allow Coles Myer to buy the number of Shares which it determines to buy back, subject to the following:

•	the Buy-Back Price will not be less than the Buy-Back Floor Price. The Buy-Back Floor Price is explained in section 1.13.

•	the Buy-Back Price will not exceed the Deemed Market Value. More information on the Deemed Market Value is contained in section 3.

Shareholders who submit successful Tenders will be paid the Buy-Back Price for each Share bought back, even if the price at which those Shares were tendered is below the Buy-Back Price. Shares tendered above the Buy-Back Price will not be bought back. All Shares will be bought back at the same price.

Coles Myer reserves the right to buy back any number of Shares up to the Buy-Back Limit and the right not to buy back any Shares.

Coles Myer Share Buy-Back 8

1.13	What is the Buy-Back Floor Price?

The Buy-Back Floor Price will be the higher of:

•	the price (rounded up to the nearest cent) that is determined after applying a 14% discount to the Market Price; and

•	the bottom of the tender range ($7.40).

The Market Price is the volume weighted average price (VWAP) of Coles Myer Shares traded on the ASX over the five trading days up to and including the Closing Date, calculated to four decimal places, as determined by Coles Myer.

1.14	What is a Final Price Tender?

By submitting a Final Price Tender you agree to be paid the Buy-Back Price set by Coles Myer under the tender process, for your Shares so tendered. The Buy-Back Price will not be less than $7.40 or more than $10.10 per Share. It is anticipated that Coles Myer will announce the Buy-Back Price on Monday, 23 May 2005.

Final Price Tenders increase the likelihood that your Shares will be bought back. They may only be scaled back if the Buy-Back Price is set at the Buy-Back Floor Price and the total number of Shares tendered at or below the Buy-Back Price (including as Final Price Tenders) is more than the number of Shares Coles Myer determines to buy back. See section 1.25 for details on how any scale back will work.

1.15	How will I find out the Buy-Back Price?

The Buy-Back Price will be announced to the ASX on Monday, 23 May 2005. The Buy-Back Price will also be available on the Coles Myer website which you can access at www.colesmyer.com/buyback, or by calling the Coles Myer Shareholder Information Line, open 8.30am to 5.30pm Melbourne time, Monday to Friday, on 1300 130 278 from within Australia or +61 3 9615 9134 from outside Australia.

1.16	When and how will I receive payment for Shares bought back?

Coles Myer will despatch payment for Shares bought back under the Buy-Back in Australian dollars on or about Friday, 27 May 2005.

Coles Myer will send you a cheque for the proceeds, unless you have a direct credit authority recorded on your holding on the Coles Myer Share Register as at 7.00pm Melbourne time on the Closing Date (Friday, 20 May 2005), in which case all proceeds due to you under the Buy-Back will be credited to your nominated account on or about Friday, 27 May 2005.

Cheques and direct credit confirmations will be sent to your address recorded on the Coles Myer Share Register as at the Closing Date (Friday, 20 May 2005).

1.17	How can I check if my Tender has been processed?

You can check whether your Tender has been processed on the Coles Myer website at www.colesmyer.com/buyback

Please note that the receipt or processing of your Tender does not mean that your Tender has been accepted.

1.18	What are the Australian tax implications of selling my Shares through the Buy-Back?

The specific tax implications of selling your Shares into the Buy-Back will depend on your individual circumstances. Section 3 contains general information in relation to some of the Australian tax consequences of participating in the Buy-Back.

You can log onto the Coles Myer website at www.colesmyer.com/buyback and use the Buy-Back calculator to estimate your after tax proceeds of participating in the Buy-Back and to compare them to the after tax proceeds of selling your Shares on the ASX. If you are in any doubt as to the tax implications of participating in the Buy-Back, please consult a professional adviser.

9 Coles Myer Share Buy-Back

1.19	Can I trade my Shares after submitting a Tender?

You should not sell, offer to sell or otherwise transfer Shares you tender in the Buy-Back. In addition, you must not convert the Shares you tender from an Issuer Sponsored Holding to a CHESS Holding or vice versa or move them between CHESS Holdings (for instance, you cannot change your HIN (Holder Identification Number) or your Controlling Participant).

Once you have submitted a Tender, a holding lock will be placed over the Shares you have tendered. You will not be able to successfully deal with those Shares until those Shares are released, which will occur as soon as practicable after the Buy-Back Date (except for Shares which have been bought back). For Shares to be released before the Buy-Back Date you must withdraw or amend your Tender. It should be noted that withdrawals and amendments may not take immediate effect. See section 2 for information on withdrawing or amending Tenders.

If you sell, offer to sell or otherwise transfer any Shares after you submit a Tender, and at the Buy-Back Date you do not hold at least the number of Shares you have tendered, Coles Myer may, in its absolute discretion, reject your Tender (in whole or in part) or treat your Tender as if you had tendered the number of Shares actually held by you at the Closing Date (see sections 5.6 and 5.8 for further detail).

1.20	How does the Buy-Back compare to selling my Shares on the ASX?

Depending on your individual circumstances, the Australian tax consequences for you if you successfully participate in the Buy-Back may be different than if you sold your Shares through the ASX (see section 3 for more details). You need to consider whether you wish to sell your Shares and if so whether you would prefer to sell the Shares through the Buy-Back or the ASX. Please refer to the tables in section 3 of this booklet and the Buy-Back calculator which can be accessed at www.colesmyer.com/buyback for examples of the potential Australian tax consequences of participating in the Buy-Back.

The Coles Myer Share price on the ASX may be, or may move, higher or lower than the tender range or the Buy-Back Price at any particular time. It may also vary significantly in the future. You may be able to sell your Shares on the ASX for a price which is higher than the Buy-Back Price, although different tax consequences may result. By making the Invitation and in setting the tender range, Coles Myer is not making any recommendation or giving any advice on the value of your Shares, or whether (or how) you should sell your Shares.

To sell your Shares on the ASX you need to appoint a stockbroker and may have to pay them brokerage. Issuer Sponsored Holders do not need to appoint a broker or pay brokerage to participate in the Buy-Back. Stockbrokers usually do not charge CHESS Holders to process tenders in a buy-back.

If you are in any doubt as to what you should do, please consult a professional adviser.

1.21	How have Coles Myer Shares performed over time?

The Coles Myer Share price on the ASX at the close of trading on 16 March 2005 was $9.85. The highest and lowest Coles Myer Share price, and the average price of Coles Myer Shares sold on the ASX during each of the preceding four months are shown in the table below:

Month	Low	High	Average Price [1]
December 2004	$9.43	$10.11	$9.77
January 2005	$9.09	$9.85	$9.41
February 2005	$9.03	$9.63	$9.36
March 2005 [2]	$9.44	$9.92	$9.64

1	This is the total value of Shares divided by the total volume of Shares traded on the ASX over the specified month.

2	For the period to 16th March 2005.

The graph on the following page indicates the daily closing price of Coles Myer Shares on the ASX over the period 1 March 2003 to 16 March 2005.

Coles Myer Share Buy-Back 10

Coles Myer Share Price History

How does the tender process work?

1.22	Will all the Shares I tender be bought back?

Coles Myer intends to buy back around $700 million worth of Shares. The number of your Shares which will be bought back will depend on:

•	the price(s) at which you tender your Shares;

•	the number of Shares that you tender;

•	the prices at which other shareholders tender their Shares;

•	the number of Shares tendered by other shareholders; and

•	the total number of Shares Coles Myer determines to buy back.

This means that all, some, or none of your Shares may be bought back.

If you tender Shares at or below the Buy-Back Price or as a Final Price Tender, these Shares will be bought back, subject to any scale back. If you tender Shares above the Buy-Back Price, none of those Shares will be bought back. See the sections following for information on how Coles Myer will determine successful Tenders and how any scale back will work.

If participating in the Buy-Back would result in you being left with 50 Shares or less, Coles Myer will buy back your remaining Shares, provided you tender all of your Shares at or below the Buy-Back Price, or as a Final Price Tender.

If you become the registered holder of additional Shares in Coles Myer after the Record Date and you are the registered holder of more Shares at the Closing Date than you held on the Record Date, the additional Shares will not be included in the Buy-Back, irrespective of whether you will retain a holding of 50 Shares or less.

1.23	How will Coles Myer determine successful Tenders?

Coles Myer has set rules for determining successful Tenders which are set out below. Coles Myer will buy back Shares that are tendered at or below the Buy-Back Price and those tendered as Final Price Tenders. A scale back will be applied if the number of Shares tendered at these prices is greater than the number of Shares Coles Myer decides to buy back.

The Buy-Back Price will be determined by Coles Myer and announced on Monday, 23 May 2005. The Buy-Back Price could be any price between $7.40 and $10.10 per Share, subject to the two conditions set out in section 1.12.

A successful Tender will depend upon whether you tender Shares as a Final Price Tender or at or below the Buy-Back Price.

Example One on the following page illustrates what would happen if the Buy-Back Price is set above the Buy-Back Floor Price.

Example Two on the following page illustrates what would happen if the Buy-Back Price is set at the Buy-Back Floor Price.

11 Coles Myer Share Buy-Back

Example One

If Coles Myer sets the Buy-Back Price above the Buy-Back Floor Price, and if you submit a Tender:

At the Buy-Back Price	That Tender will be accepted, but subject to a scale back (if required)

Below the Buy-Back Price	That Tender will be accepted in full

As a Final Price Tender	That Tender will be accepted in full

Above the Buy-Back Price	That Tender will be rejected in full and your Shares will not be bought back

Example Two

If Coles Myer sets the Buy-Back Price at the Buy-Back Floor Price (whether at the bottom of the tender range ($7.40), or at the price (rounded up to the nearest cent) that is determined after applying a 14% discount to the Market Price), and if you submit a Tender:

At the Buy-Back Price	That Tender will be accepted, but subject to a scale back (if required)

Below the Buy-Back Price	That Tender will be accepted, but subject to a scale back (if required)

As a Final Price Tender	That Tender will be accepted, but subject to a scale back (if required)

Above the Buy-Back Price	That Tender will be rejected in full and your Shares will not be bought back

1.24	What is a scale back and when will it be implemented?

A scale back is a mechanism used to determine the Shares which will be bought back in the event that the number of Shares tendered at or below the Buy-Back Price or as Final Price Tenders exceeds the total number of Shares Coles Myer decides to buy back.

1.25	How will a scale back work?

(a)	Where the Buy-Back Price is set above the Buy-Back Floor Price

All Shares tendered as Final Price Tenders or tendered below the Buy-Back Price will be bought back. Shares tendered at the Buy-Back Price will be scaled back as follows:

•	the first 600 Shares tendered by each shareholder who tendered at the Buy-Back Price will be bought back, subject to paragraph (d); and

•	the remaining balance of Shares tendered by each shareholder at the Buy-Back Price will be scaled back on a pro-rata basis, subject to paragraph (c).

(b)	Where the Buy-Back Price is set at the Buy-Back Floor Price

All shares tendered by a shareholder as a Final Price Tender or at or below the Buy-Back Price will be treated as a single Tender and will then be scaled back as follows:

•	the first 600 Shares tendered will be bought back, subject to paragraph (d); and

•	the balance will be scaled back on a pro-rata basis, subject to paragraph (c).

(c)	Small residual shareholdings

Shareholders who tendered all of their Shares as Final Price Tenders or at or below the Buy-Back Price and who, following any scale back would otherwise be left with 50 Shares or less, will have all of their Shares bought back.

(d)	Further scale back adjustments

Subject to paragraph (c), if applying the scale back set out in paragraph (a) or (b) would result in Coles Myer otherwise buying back more Shares than it wishes to, then Coles Myer may buy back less than the first 600 Shares from each of those shareholders mentioned in paragraphs (a) and (b).

(e)	Rounding of fractions of Shares

In calculating the numbers of Shares to be bought back under the scale back described above, fractions of Shares will be rounded downwards.

Coles Myer will announce details of any scale back on Monday, 23 May 2005.

Coles Myer Share Buy-Back 12

1.26	How will a scale back affect my Tender?

Set out below are some examples of how the scale back would operate. These examples are illustrative only and should not be relied upon as an indication of the Buy-Back Price or the extent of any scale back required.

Example

Assume seven shareholders tender their Shares into the Buy-Back on the basis shown in the table below. Two scenarios are examined. Scenario 1 assumes the Buy-Back Price is set at $8.90 (above the Buy-Back Floor Price). Scenario 2 assumes the Buy-Back Price is set at the Buy-Back Floor Price (assumed in this scenario to be $8.60, which would be the Buy-Back Floor Price if the Market Price was $10.00). All scenarios assume that the first 600 Shares are bought back and a 20% scale back (i.e. 80% of Shares otherwise successfully tendered are bought back).

Shareholder	Total Holding of Shares	Shares tendered	Tender Price	Scenario 1 Buy Back Price $8.90 (Above the Buy-Back Floor Price)	Scenario 2 Buy-Back Price $8.60 (Equal to the Buy-Back Floor Price)
Angela	500	500	Final Price Tender	500 Shares bought back	500 Shares bought back

Bob	8,000	4,000	Final Price Tender	4,000 Shares bought back	3,320 Shares bought back

Chris	650	650	Final Price Tender	650 Shares bought back	650 Shares bought back

David	2,000	600	Final Price Tender	600 Shares bought back	1,080 Shares bought back
		600	$7.70	600 Shares bought back

Emily	600	600	$9.20	No Shares bought back	No Shares bought back

Fiona	2,300	1,300	$8.90	1,160 Shares bought back	No Shares bought back

		1,000	$9.80	No Shares bought back	No Shares bought back

Greg	9,000	600	$7.40	600 Shares bought back	2,200 Shares bought back
		2,000	$8.60	2,000 Shares bought back

		3,000	$9.50	No Shares bought back	No Shares bought back

13 Coles Myer Share Buy-Back

Explanation of Scenario 1 – Buy-Back Price set at $8.90

Angela tendered a total of 500 Shares as a Final Price Tender. The Tender will be successful and will not be scaled back because it is a Final Price Tender and the Buy-Back Price has been set above the Buy-Back Floor Price. Angela will not hold any Shares after completion of the Buy-Back.

Bob tendered a total of 4,000 Shares as a Final Price Tender. The Tender will be successful and will not be scaled back because it is a Final Price Tender and the Buy-Back Price has been set above the Buy-Back Floor Price. Bob will hold 4,000 Shares after completion of the Buy-Back.

Chris tendered a total of 650 Shares as a Final Price Tender. The Tender will be successful and will not be scaled back because it is a Final Price Tender and the Buy-Back Price has been set above the Buy-Back Floor Price. Chris will not hold any Shares after completion of the Buy-Back.

David tendered a total of 1,200 Shares at two different prices: 600 Shares as a Final Price Tender and 600 Shares at $7.70. Both Tenders will be successful and will not be scaled back because the Buy-Back Price has been set above the Buy-Back Floor Price and the Tenders are a Final Price Tender and a Tender below the Buy-Back Price respectively. David will hold 800 Shares after completion of the Buy-Back.

Emily tendered 600 Shares at $9.20. The Tender will not be successful because the Tender Price is above the Buy-Back Price. Emily will continue to hold 600 Shares after completion of the Buy-Back.

Fiona tendered a total of 2,300 Shares at two different prices: 1,300 Shares at $8.90 and 1,000 Shares at $9.80. The Tender at $8.90 will be successful because it is at the Buy-Back Price but only 1,160 Shares will be bought back. The first 600 Shares will be accepted in full and the Shares tendered in excess of 600 Shares (i.e. 700 Shares) will be subject to the 20% scale back. The Tender at $9.80 will not be successful because the Tender Price is above the Buy-Back Price. Fiona will hold 1,140 Shares after completion of the Buy-Back.

Greg tendered a total of 5,600 Shares at three different prices: 600 Shares at $7.40, 2,000 Shares at $8.60, and 3,000 Shares at $9.50. Both Tenders at $7.40 and $8.60 will be successful because they are below the Buy-Back Price and all 2,600 Shares will be bought back. The Tender at $9.50 will not be successful because the Tender Price is above the Buy-Back Price. Greg will hold 6,400 Shares after completion of the Buy-Back.

Explanation of Scenario 2 – Buy-Back Price set at the Buy-Back Floor Price (assumed to be $8.60)

Angela tendered a total of 500 Shares as a Final Price Tender. The Tender will be successful because it is a Final Price Tender. However, as the Buy-Back Price is set at the Buy-Back Floor Price, all successful Tenders from each shareholder will be subject to the scale back rules and treated as a single Tender. For Angela, all shares will be bought back as the first 600 Shares tendered will be accepted in full. Angela will not hold any Shares after completion of the Buy-Back.

Bob tendered a total of 4,000 Shares as a Final Price Tender. The Tender will be successful because it is a Final Price Tender. However, as the Buy-Back Price is set at the Buy-Back Floor Price, all successful Tenders from each shareholder will be subject to the scale back rules and treated as a single Tender. For Bob, the first 600 Shares tendered will be bought back in full. Shares tendered in excess of 600 Shares (i.e. 3,400 Shares), will be subject to the 20% scale back. As a result, a total of 3,320 Shares will be bought back. Bob will hold 4,680 Shares after completion of the Buy-Back.

Chris tendered a total of 650 Shares as a Final Price Tender. The Tender will be successful because it is a Final Price Tender. However, as the Buy-Back Price is set at the Buy-Back Floor Price, all successful Tenders from each shareholder will be subject to the scale back rules and treated as a single Tender. For Chris, the first 600 Shares tendered will be bought back. The next 50 Shares tendered will be bought back because Chris tendered all of his shares as a Final Price Tender and would otherwise be left with 50 Shares or less as a result of the scale back. Chris will not hold any Shares after completion of the Buy-Back.

David tendered a total of 1,200 Shares at two different prices: 600 Shares as a Final Price Tender and 600 Shares at $7.70. Both Tenders will be successful because they are either a Final Price Tender or tendered at or below the Buy-Back Price. However, as the Buy-Back Price is set at the Buy-Back Floor Price, all successful Tenders from each shareholder will be subject to the scale back rules and treated as a single Tender. For David, the first 600 Shares will be bought back while Shares tendered in excess of 600 Shares (i.e. 600 Shares), will be subject to the 20% scale back. As a result, a total of 1,080 Shares will be bought back. David will hold 920 Shares after completion of the Buy-Back.

Emily tendered 600 Shares at $9.20. The Tender will not be successful because the Tender Price is above the Buy-Back Price. Emily will continue to hold 600 Shares after completion of the Buy-Back.

Fiona tendered a total of 2,300 Shares at two different prices: 1,300 Shares at $8.90 and 1,000 Shares at $9.80. Both the Tenders at $8.90 and $9.80 will not be successful because the Tender Prices are above the Buy-Back Price. Fiona will hold 2,300 Shares after completion of the Buy-Back.

Greg tendered a total of 5,600 Shares at three different prices: 600 Shares at $7.40, 2,000 Shares at $8.60, and 3,000 Shares at $9.50. The Tenders at $7.40 and $8.60 will be successful because they are at or below the Buy-Back Price. However, as the Buy-Back Price is set at the Buy-Back Floor Price, all successful Tenders from each shareholder will be subject to the scale back rules and treated as a single Tender. The first 600 Shares will be bought back and the Shares tendered in excess of 600 Shares (i.e. 2,000 Shares) will be subject to the 20% scale back. The Tender at $9.50 will not be successful because the Tender Price is above the Buy-Back Price. Greg will hold 6,800 Shares after completion of the Buy-Back.

Coles Myer Share Buy-Back 14

Other questions

1.27	Can I transfer my rights to participate in the Buy-Back?

No. These rights are personal to you and are not transferable.

1.28	Can I tender my ReCAPS (Reset Convertible Preference Shares) in the Buy-Back?

No. The Buy-Back applies only to ordinary shares. ReCAPS cannot be tendered under the Buy-Back.

1.29	Note to shareholders located in the United States

If you are a shareholder located in the United States, you should be aware that the disclosure requirements regarding the Buy-Back are different from the requirements that would apply if the Buy-Back was for shares of a United States company. Furthermore, because most of Coles Myer’s directors and executive officers reside outside the United States and all or a substantial portion of the assets of these persons and a substantial portion of Coles Myer’s assets are located outside the United States, it may not be possible for shareholders to effect service of process within the United States upon such persons or to enforce against them judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States.

This Buy-Back booklet will not be reviewed by the US Securities and Exchange Commission or any US regulatory authority and none of the foregoing authorities have passed comment upon or endorsed the merits of the Buy-Back, or the accuracy, adequacy or completeness of the Buy-Back booklet.

For a reconciliation of certain Australian Generally Accepted Accounting Principles financial information in section 4 to US Generally Accepted Accounting Principles financial information, please refer to Coles Myer’s 2004 Annual Report on Form 20-F. The Form 20-F was filed with the US Securities and Exchange Commission on 27 December 2004 and is available on the EDGAR section of its website (www.sec.gov).

15 Coles Myer Share Buy-Back

This page has been left blank intentionally.

Submitting your Tender

The following pages provide instructions on how to complete your Tender Form, and examples of forms that have been filled out correctly. If you would like any further information, please call the Coles Myer Shareholder Information Line, open 8.30am to 5.30pm Melbourne time, Monday to Friday, on 1300 130 278 from within Australia or +61 3 9615 9134 from outside Australia.

17 Coles Myer Share Buy-Back

2.1	How do I participate in the Buy-Back?

To participate in the Buy-Back, you need to:

Complete and sign your Tender Form, which has been enclosed with this booklet.

AND

Submit your Tender Form so that it is received on time – details are contained in the remainder of this section.

2.2	What is the closing date for Tenders?

Tenders must be received no later than 7.00pm Melbourne time on the Closing Date (Friday, 20 May 2005).

2.3	What if I received more than one Tender Form?

If you have more than one holding of Shares, you will be sent a Tender Form for each separate holding of Shares. If you wish to sell Shares in the Buy-Back, you must follow the relevant instructions in this section for each Tender Form which relates to each separate holding of Shares that you wish to sell. Each holding will be treated as a separate shareholding.

If any of your separate registered holdings is for 600 Shares or less, in order to participate in the Buy-Back in respect of that holding, you must tender all of the Shares in that holding.

Any scale back that applies to Shares tendered from more than one of your registered holdings will be applied to each of those registered holdings as if they were held by different persons.

Coles Myer Share Buy-Back 18

Red Tender Form

You have an Issuer Sponsored Holding of 600 Shares or less

Step 1    Decide if you want to sell all your Shares in the Buy-Back

If you wish to participate in the Buy-Back, you must tender all of your Shares.

Your Tender Form sets out the number of Shares you held at the Record Date in Box A.

In the example opposite, the shareholder held 600 Shares at the Record Date. If the shareholder wishes to participate, they must tender all of their Shares.

Step 2    Decide your Tender Price

In Box B on your Tender Form indicate the price at which you are willing to sell your Shares (the Tender Price) by placing an ‘X’ next to Final Price Tender or writing one of the designated prices in the box provided on your Tender Form.

You must tender all your Shares either as a Final Price Tender or at one of the specified prices in the tender range of $7.40 to $10.10 per Share. You cannot split your holding or tender different parcels of your Shares at different Tender Prices.

In the example opposite, the shareholder has decided to tender all of their Shares as a Final Price Tender.

Step 3    Sign and complete your Tender Form

Sign your Tender Form at Box C and insert the date and your contact details.

Step 4    Submit your Tender Form

Return your completed and signed Tender Form in the enclosed reply paid envelope to the Coles Myer Share Registry at:

If sending by mail:

Coles Myer Ltd.

C/- ASX Perpetual Registrars Limited

GPO Box 4415

MELBOURNE VIC 8060

If hand delivering:

Coles Myer Share Registry

C/- ASX Perpetual Registrars Limited

Level 4, 333 Collins Street

MELBOURNE VIC 3000

You should ensure that your completed and signed Tender Form is received by the Coles Myer Share Registry by 7.00pm Melbourne time on the Closing Date (Friday, 20 May 2005). You should allow sufficient time for mail collection and delivery when you are returning your Tender Form.

An example of a completed Tender Form is shown on the following page.

19 Coles Myer Share Buy-Back

Coles Myer Ltd.
ABN 11 004 089 936

Red Tender Form – ISSUER Sponsored Holders

THIS DOCUMENT IS IMPORTANT. If you are in any doubt as to what you should do, please consult a professional adviser.

John Citizen
00 Street name
Suburb State 0000

Security Holder Reference Number (SRN):
I123456789

EXAMPLE

Step 1

A SHARES YOU CAN TENDER 600

Step 2 (only complete one)

B I/We tender all my/our Shares on the conditions in the Buy-Back Documents at:

Final Price Tender X Indicate with an X

OR

The Tender Price of $ __ . __ 0

Insert one of the Tender Prices shown below

$7.40	$7.70	$8.00	$8.30	$8.60	$8.90	$9.20	$9.50	$9.80	$10.10

Step 3

C Please sign within the appropriate boxes below. Instructions are on the back of this form.

Individual or Joint Shareholder 1	Joint Shareholder 2	Joint Shareholder 3
J. Citizen		
Sole Director and Sole Company Secretary	Director/Company Secretary	Director

Please provide your contact details in case we need to speak to you about your Tender:

John Citizen
Contact name

(03) 9999 9999
Contact daytime telephone

11 / 04 / 05
Date

CML BBT001

CML BBT001

Coles Myer Share Buy-Back 20

Purple Tender Form
You have an Issuer Sponsored Holding of more than 600 Shares

Step 1    Decide how many Shares you wish to sell

You may tender some or all of your Shares, subject to a minimum of 600 Shares (in aggregate) and a maximum of the number of Shares shown in Box A on your Tender Form.

In the example opposite, the shareholder held 4,500 Shares at the Record Date. As indicated in Step 2, the shareholder has decided to tender all of their Shares at three different prices.

Step 2    Decide your Tender Price(s)

In Box B on your Tender Form, indicate the number of Shares you wish to tender as a Final Price Tender and/or the number of Shares you wish to tender at one or more of the specified prices.

You may tender Shares as a Final Price Tender and/or at one or more of the specified prices in the tender range of $7.40 to $10.10 per Share. You may also tender different parcels of Shares at different Tender Prices. However, the total number of Shares you tender must not exceed the number in Box A on your Tender Form.

In the example opposite, the shareholder has decided to tender 700 Shares as a Final Price Tender, 2,000 Shares at $9.50 and 1,800 Shares at $9.80. Importantly, the total number of Shares tendered (4,500) does not exceed the number of Shares in Box A (4,500).

Each parcel of Shares tendered at a different Tender Price is a separate Tender.

Step 3    Calculate the total number of Shares

Calculate the total number of Shares tendered and insert at Box C.

In the example opposite, the total number of Shares tendered is 4,500 (which is 700 + 2,000 + 1,800).

Step 4    Sign and complete your Tender Form

Sign your Tender Form at Box D and insert the date and your contact details.

Step 5    Submit your Tender Form

Return your completed and signed Tender Form in the enclosed reply paid envelope to the Coles Myer Share Registry at:

If sending by mail:

Coles Myer Ltd.

C/- ASX Perpetual Registrars Limited

GPO Box 4415

MELBOURNE VIC 8060

If hand delivering:

Coles Myer Share Registry

C/- ASX Perpetual Registrars Limited

Level 4, 333 Collins Street

MELBOURNE VIC 3000

You should ensure that your completed and signed Tender Form is received by the Coles Myer Share Registry by 7.00pm Melbourne time on the Closing Date (Friday, 20 May 2005). You should allow sufficient time for mail collection and delivery when you are returning your Tender Form.

An example of a completed Tender Form is shown on the following page.

21 Coles Myer Share Buy-Back

Coles Myer Ltd.
ABN 11 004 089 936

Purple Tender Form – ISSUER Sponsored Holders

THIS DOCUMENT IS IMPORTANT. If you are in any doubt as to what you should do, please consult a professional adviser.

John Citizen
00 Street name
Suburb State 0000

Security Holder Reference Number (SRN):
I123456789

Step 1

A SHARES YOU CAN TENDER: 4500

I/We tender the following Shares to Coles Myer at the Tender Price(s) specified, on the conditions in the Buy-Back Documents:

Step 2

B

Instructions		Shares	Price
Insert the number of Shares (if any) you wish to tender as a Final Price Tender.		700	as a FINAL PRICE TENDER
Insert the number of Shares (if any) you wish to tender at any of the specified prices. You must tender a minimum of 600 Shares in total but no more than the number of Shares shown in Box A.	+		at $ 7.40 per Share
	+		at $ 7.70 per Share
	+		at $ 8.00 per Share
	+		at $ 8.30 per Share
	+		at $ 8.60 per Share
	+		at $ 8.90 per Share
	+		at $ 9.20 per Share
	+	2000	at $ 9.50 per Share
	+	1800	at $ 9.80 per Share
	+		at $ 10.10 per Share

EXAMPLE

Step 3

C TOTAL NUMBER OF SHARES TENDERED (minimum 600 Shares) Add up the Shares in Section B and write that number in here. = 4500

The number of Shares shown here must not be more than the number in Box A.

Step 4

D Please sign within the appropriate boxes below. Instructions are on the back of this form.

Individual or Joint Shareholder 1	Joint Shareholder 2	Joint Shareholder 3
J.Citizen		
Sole Director and Sole Company Secretary	Director/Company Secretary	Director

Date: 11 / 04 / 05

Please provide your contact details in case we need to speak to you about your Tender:

Contact name: John Citizen

Contact daytime telephone: (03) 9999 9999

CML BBT002

CML BBT002

Coles Myer Share Buy-Back 22

Blue Tender Form

You have a CHESS Holding of 600 Shares or less

Step 1    Decide if you want to sell all your Shares in the Buy-Back

If you wish to participate in the Buy-Back, you must tender all of your Shares.

Your Tender Form sets out the number of Shares you held at the Record Date in Box A.

In the example opposite, the shareholder held 400 Shares at the Record Date. If the shareholder wishes to participate, they must tender all of their Shares.

Step 2    Decide your Tender Price

In Box B on your Tender Form indicate the price at which you are willing to sell your Shares (the Tender Price) by placing an ‘X’ next to Final Price Tender or by writing one of the designated prices in the box provided on your Tender Form.

You must tender all your Shares either as a Final Price Tender or at one of the specified prices in the tender range of $7.40 to $10.10 per Share. You cannot split your holding or tender different parcels of your Shares at different Tender Prices.

In the example opposite, the shareholder has decided to tender all of their Shares at $8.30.

Step 3    Sign and complete your Tender Form

Sign your Tender Form at Box C and insert the date and your contact details.

Step 4    Submit your Tender Form

Contact your Controlling Participant (usually your stockbroker) and advise that you wish to tender your Shares and your Tender Price. The name of the Controlling Participant who manages your CHESS Holding as at the Record Date is printed on your Tender Form.

You must instruct your Controlling Participant in sufficient time to enable processing of your Tender by 7.00pm Melbourne time on the Closing Date (Friday, 20 May 2005).

Do not send the Blue Tender Form to the Coles Myer Share Registry, as it cannot process your Tender. Your Controlling Participant may request that you send your Tender Form to them.

You may receive written confirmation from CHESS of the Tender made on your holding by your Controlling Participant. Irrespective of its wording, this confirmation is not an acceptance by Coles Myer of any Tender.

An example of a completed Tender Form is shown on the following page.

23 Coles Myer Share Buy-Back

Coles Myer Ltd.
ABN 11 004 089 936

Blue Tender Form – CHESS Holders

THIS DOCUMENT IS IMPORTANT. If you are in any doubt as to what you should do, please consult a professional adviser.	You must give your tender instructions to your Controlling Participant (normally your broker). Do not return this form to the Coles Myer Share Registry.

Your Controlling Participant as at 31 March 2005 is:
XYZ Stockbroker Limited

John Citizen
00 Street name
Suburb State 0000

Holder Identification Number (HIN):
X123456789

EXAMPLE

Step 1

A SHARES YOU CAN TENDER 400

B I/We tender all my/our Shares on the conditions in the Buy-Back Documents at:

Step 2 (only complete one)

Final Price Tender ☐ Indicate with an X

OR

The Tender Price of $ 8 . 3 0

Insert one of the Tender Prices shown below

$7.40	$7.70	$8.00	$8.30	$8.60	$8.90	$9.20	$9.50	$9.80	$10.10

Step 3

C Please sign within the appropriate boxes below. Instructions are on the back of this form.

Individual or Joint Shareholder 1	Joint Shareholder 2	Joint Shareholder 3
J.Citizen		
Sole Director and Sole Company Secretary	Director/Company Secretary	Director

Please provide your contact details in case we need to speak to you about your Tender:

John Citizen
Contact name

(03) 9999 9999
Contact daytime telephone

11 / 04 / 05
Date

CML BBT001

CML BBT001

Coles Myer Share Buy-Back 24

Yellow Tender Form

You have a CHESS Holding of more than 600 Shares

Step 1    Decide how many Shares you wish to sell

You may tender some or all of your Shares, subject to a minimum of 600 Shares (in aggregate) and a maximum of the number of Shares shown in Box A on your Tender Form.

In the example opposite, the shareholder held 8,000 Shares at the Record Date. As indicated in Step 2, the shareholder has decided to tender some (but not all) of their Shares at three different prices.

Step 2    Decide your Tender Price(s)

In Box B on your Tender Form, indicate the number of Shares you wish to tender as a Final Price Tender and/or the number of Shares you wish to tender at one or more of the specified prices.

You may tender Shares as a Final Price Tender and/or at one or more of the specified prices in the tender range of $7.40 to $10.10 per Share. You may also tender different parcels of Shares at different Tender Prices. However, the total number of Shares you tender must not exceed the number in Box A on your Tender Form.

In the example opposite, the shareholder has decided to tender 600 Shares as a Final Price Tender, 1,200 at $8.30 and 1,000 Shares at $8.60. Importantly, the number of Shares tendered (2,800) does not exceed the number of Shares in Box A (8,000).

Each parcel of Shares tendered at a different Tender Price is a separate Tender.

Step 3    Calculate the total number of Shares

Calculate the total number of Shares tendered and insert at Box C.

In the example opposite, the total number of Shares tendered is 2,800 (which is 600 + 1,200 + 1,000).

Step 4    Sign and complete your Tender Form

Sign your Tender Form at Box D and insert the date and your contact details.

Step 5    Submit your Tender Form

Contact your Controlling Participant (usually your stockbroker) and advise how many of your Shares you wish to sell and your Tender Price(s). The name of the Controlling Participant who manages your CHESS Holding as at the Record Date is printed on your Tender Form.

You must instruct your Controlling Participant in sufficient time to enable processing of your Tender(s) by 7.00pm Melbourne time on the Closing Date (Friday, 20 May 2005).

Do not send the Yellow Tender Form to the Coles Myer Share Registry, as it cannot process your Tender. Your Controlling Participant may request that you send your Tender Form to them.

You may receive written confirmation from CHESS of the Tender(s) made on your holding by your Controlling Participant. Irrespective of its wording, this confirmation is not an acceptance by Coles Myer of any Tender.

An example of a completed Tender Form is shown on the following page.

25 Coles Myer Share Buy-Back

Coles Myer Ltd.
ABN 11 004 089 936

Yellow Tender Form – CHESS Holders

THIS DOCUMENT IS IMPORTANT. If you are in any doubt as to what you should do, please consult a professional adviser.	You must give your tender instructions to your Controlling Participant (normally your broker). Do not return this form to the Coles Myer Share Registry.

Your Controlling Participant as at 31 March 2005 is:
XYZ Stockbroker Limited

John Citizen
00 Street name
Suburb State 0000

Holder Identification Number (HIN):
X123456789

A SHARES YOU CAN TENDER
8000

Step 1

I/We tender the following Shares to Coles Myer at the Tender Price(s) specified, on the conditions in the Buy-Back Documents:

Step 2

B

Insert the number of Shares (if any) you wish to tender as a Final Price Tender.

Insert the number of Shares (if any) you wish to tender at any of the specified prices.

You must tender a minimum of 600 Shares in total but no more than the number of Shares shown in Box A.

	Number of Shares	Price
	600	as a FINAL PRICE TENDER
+		at $ 7.40 per Share
+		at $ 7.70 per Share
+		at $ 8.00 per Share
+	1200	at $ 8.30 per Share
+	1000	at $ 8.60 per Share
+		at $ 8.90 per Share
+		at $ 9.20 per Share
+		at $ 9.50 per Share
+		at $ 9.80 per Share
+		at $ 10.10 per Share

EXAMPLE

Step 3

C TOTAL NUMBER OF SHARES TENDERED (minimum 600 Shares) Add up the Shares in Section B and write that number in here. = 2800

The number of Shares shown here must not be more than the number in Box A.

Step 4

D Please sign within the appropriate boxes below. Instructions are on the back of this form.

Individual or Joint Shareholder 1	Joint Shareholder 2	Joint Shareholder 3
J. Citizen		
Sole Director and Sole Company Secretary	Director/Company Secretary	Director

Please provide your contact details in case we need to speak to you about your Tender:

John Citizen
Contact name

(03) 9999 9999
Contact daytime telephone

11 / 04 / 05
Date

CML BBT002

CML BBT002

Coles Myer Share Buy-Back 26

2.4	Controlling Participant

If you are a Controlling Participant (as defined in the ASTC Settlement Rules), you may only process Tenders in accordance with the ASTC Settlement Rules. Tender Forms must be processed by 7.00pm Melbourne time on the Closing Date (Friday, 20 May 2005).

2.5	How do I withdraw or amend a Tender?

Once you have submitted a Tender, you may only withdraw or amend your Tender by following the procedures set out below.

(a)	Issuer Sponsored Holdings

To withdraw or amend a Tender you have submitted, you will need a Withdrawal/Amendment Form.

To get a copy of the Withdrawal/Amendment Form you can either:

•	download a copy from Coles Myer’s website at www.colesmyer.com/buyback by using your Security Holder Reference Number, name and postcode to validate your request; or

•	phone the Coles Myer Shareholder Information Line, open 8.30am to 5.30pm Melbourne time, Monday to Friday, on 1300 130 278 from within Australia or +61 3 9615 9134 from outside Australia.

Withdrawal of Tenders

To withdraw all of your Tenders you must tick the ‘Withdrawal’ box on the Withdrawal/Amendment Form, sign the Form and send it to the Coles Myer Share Registry so that it is received no later than 7.00pm Melbourne time on the Closing Date (Friday, 20 May 2005).

Amendment of Tenders

To change the terms of all or some of your Tenders or to withdraw some (but not all) of your Tenders, you must tick the ‘Amendment’ box on the Withdrawal/Amendment Form, complete the details of all of your Tenders on that form in accordance with the instructions shown on it, sign the form and send it to Coles Myer Share Registry so that it is received no later than 7.00pm Melbourne time on the Closing Date (Friday, 20 May 2005).

The effect of amending your Tenders by submitting a Withdrawal/Amendment Form will be to withdraw all of your Tenders and replace them with the Tenders detailed on that form.

Withdrawal/Amendment Forms will be processed in the order in which they are received by the Coles Myer Share Registry.

(b)	CHESS Holdings

If you have a CHESS Holding, you will need to instruct your Controlling Participant (normally your stockbroker) in sufficient time for them to process your amendment or withdrawal by 7.00pm Melbourne time on the Closing Date (Friday, 20 May 2005).

Do not send a Withdrawal/Amendment Form to the Coles Myer Share Registry, as it cannot process this form.

If you are a CHESS Holder, you may receive written confirmation from CHESS of any withdrawals or amendments made on your holding by your Controlling Participant. Irrespective of its wording, this confirmation is not an acceptance or rejection by Coles Myer of any Tender.

27 Coles Myer Share Buy-Back

Australian tax implications for shareholders participating in the Buy-Back

This section summarises the Australian income and capital gains tax consequences of selling Shares in the Buy-Back.

Unless otherwise indicated, the summary is based on income tax law and practice at the date of this booklet. It is of a general nature and you should seek your own tax advice before deciding whether to participate in the Buy-Back. To help you work out your tax position, examples for individuals on various marginal tax rates are provided in a table at the end of the summary.

You can also use the Buy-Back calculator on Coles Myer’s website – visit www.colesmyer.com/buyback

Coles Myer Share Buy-Back 28

Key points

For tax purposes, the amount you receive from selling a Share in the Buy-Back will comprise Sale Consideration and a Dividend:

Sale Consideration

For tax purposes you will receive Sale Consideration equal to the greater of:

•	$ 3.00; and

•	the Deemed Market Value (explained later in this summary), less the Dividend.

You may make a taxable gain or incur a tax loss if you sell Shares in the Buy-Back that you acquired after 19 September 1985, or if you are a share trader.

Dividend

The Dividend will be equal to the Buy-Back Price less $3.00.

The Dividend will be fully franked. The amount of the Dividend and the franking credit must be included in your tax return as income, unless you are a non-resident. However, residents will generally be entitled to a tax rebate for the amount of the franking credit, and, if they cannot fully utilise it, residents other than companies will be entitled to a refund of the excess.

Non-residents will not be taxed on the Dividend unless they have a presence in Australia.

This summary assumes that you are not a share trader and that your Shares are subject to capital gains tax.

A company that acquired its Shares on or before 19 September 1985 may be treated as having acquired them after 19 September 1985 if its majority underlying ownership has changed since then.

Has the ATO made a ruling about the Buy-Back?

Coles Myer has requested an ATO class ruling on your behalf in relation to the tax implications of the Buy-Back. The class ruling cannot be given until after the Buy-Back has closed. However, this summary accords with what Coles Myer anticipates the class ruling will say.

When will I be able to see a copy of the ruling?

Coles Myer expects the class ruling to be available on the ATO website by 22 June 2005. A link to it will be posted on the Coles Myer website at www.colesmyer.com

3.1	Sale Consideration - capital gains tax

The Sale Consideration will be taken into account for tax purposes in determining whether you make a capital gain or loss on sale of your Shares.

In calculating any gain or loss on sale, you will be taken to have received Sale Consideration equal to the greater of:

•	$ 3.00; and

•	the Deemed Market Value (explained below), less the Dividend.

29 Coles Myer Share Buy-Back

What is the Deemed Market Value?

The requirement to make a Deemed Market Value adjustment is set out below and in Taxation Determination TD 2004/22, which can be obtained from the ATO website at http://law.ato.gov.au/pdf/td04-022.pdf

The Commissioner of Taxation has indicated that for the purposes of the Buy-Back the Deemed Market Value will be determined in accordance with the following formula:

$9.60[2] x	Closing level of the S&P/ASX 200 Index on the Closing Date
4,244.6 [1]

1	4,244.6 was the opening level of the S&P/ASX 200 Index on 17 March 2005.

2	$9.60 is the volume weighted average price over the last five trading days before the announcement of the Buy-Back adjusted for the interim dividend to be paid on 9 May 2005.

Must I calculate the Deemed Market Value or the Sale Consideration?

No. The Deemed Market Value and the Sale Consideration will be determined by Coles Myer and confirmed by the ATO in its class ruling.

Where can I find the Deemed Market Value and the Sale Consideration?

Coles Myer will make a preliminary determination of the Deemed Market Value and the Sale Consideration which will be available on the Coles Myer website at www.colesmyer.com/buyback after completion of the Buy-Back. Alternatively, you can request Coles Myer’s preliminary determination of the Deemed Market Value and the Sale Consideration by calling the Coles Myer Shareholder Information Line after Monday, 23 May 2005, open 8.30am to 5.30pm Melbourne time, Monday to Friday, on 1300 130 278 from within Australia or +61 3 9615 9134 from outside Australia.

Confirmation of the Deemed Market Value and Sale Consideration will be contained in the ATO class ruling which will be issued by 22 June 2005.

Why isn’t the Deemed Market Value or the Sale Consideration in the booklet?

The Deemed Market Value formula in Taxation Determination TD 2004/22 relies in part on the movement of the S&P/ASX 200 Index up to the close of the Buy-Back. The level of that Index will not be known until after completion of the Buy-Back. The Sale Consideration is dependant on the Deemed Market Value.

Resident Individuals

How do I calculate a capital gain or loss?

A capital gain or loss will arise to the extent that your Sale Consideration is greater or less than the cost base of your Shares.

You will make a capital loss to the extent that the cost base of your Shares (without indexation for inflation) exceeds your Sale Consideration. You may only use a capital loss to offset a capital gain, either in the same or a later year.

You will make a capital gain to the extent that your Sale Consideration exceeds the cost base of your Shares (indexed if applicable – see below).

Will I be able to discount the capital gain?

If, at the time you sell your Shares in the Buy-Back, you have held them for at least 12 months, you need only include in your assessable income one-half of any capital gain; in other words you may ‘discount’ the capital gain by 50%. Any current or prior year capital losses that you have not offset against other capital gains must be applied against the gain before it is discounted.

If, at the time you sell your Shares in the Buy-Back, you have held them for less than 12 months, the assessable amount of the capital gain (net of capital losses) cannot be discounted.

Can the cost base be indexed?

If you acquired your Shares before 1 July 1999 you may index the cost base of your Shares for inflation instead of discounting the capital gain. However, you may choose to ignore indexation and instead discount the capital gain.

At what time will the capital gain or loss arise?

For capital gains tax purposes, any capital gain or loss will occur on completion of the Buy-Back, which is anticipated to occur on Monday, 23 May 2005.

Coles Myer Share Buy-Back 30

Complying Superannuation Funds

When you sell your Shares in the Buy-Back, your capital gains tax position will be the same as for resident individuals but the discount for Shares that you have held for at least 12 months is one-third, rather than one-half, of any capital gain (after first setting off capital losses). That means that you need only include in your assessable income two-thirds of any net capital gain (unless you are eligible for, and choose, indexation).

Resident Companies

If the Taxation Laws Amendment (2004 Measures No.6) Bill 2004 receives royal assent, you will only make a capital loss on the sale of Shares if the cost base of each of your Shares (without indexation for inflation) exceeds the Deemed Market Value.

You will make a capital gain on the sale of each of your Shares to the extent that the Sale Consideration exceeds the cost base of each of those Shares (indexed if applicable).

Will I be able to discount the capital gain?

Companies are not entitled to discount capital gains.

Non-Residents

You will not be subject to Australian capital gains tax on sale of your Shares in the Buy-Back provided that you together with your associates have not held 10% or more (by value) of the issued Shares of Coles Myer at any time during the five years before completion of the Buy-Back.

3.2	Dividend – taxable income

For income tax purposes the Dividend will be treated in the same way as any other franked dividend.

Resident Individuals and Complying Superannuation Funds

How much Dividend income must I include in my assessable income?

You must include in your assessable income for each Share that you sell:

•	the Dividend, being the difference between the Buy-Back Price and $3.00; plus

•	the attached franking credit.

(The amount of the Dividend will not be affected by any Deemed Market Value adjustment for capital gains tax purposes.)

Will the Dividend be fully franked?

Yes. You will be entitled to a tax offset equal to the amount of the franking credit. A tax offset reduces the tax payable on your taxable income and, if it exceeds the total tax payable, you will be entitled to a refund of the excess.

Resident Companies

How much Dividend income must I include in my assessable income?

You must include in your assessable income for each Share that you sell:

•	the Dividend, being the difference between the Buy-Back Price and $3.00; plus

•	the attached franking credit.

(The amount of the Dividend will not be affected by any Deemed Market Value adjustment for capital gains tax purposes.)

Will the Dividend be fully franked?

Yes. You should enter the franking credit in your franking account and it can be used to frank dividends that you pay. You will be entitled to a tax offset equal to the amount of the franking credit. A tax offset reduces the tax payable on your taxable income but you will not be entitled to a refund of any excess.

31 Coles Myer Share Buy-Back

Requirements for franking credits

There are a number of tax rules designed to discourage trading in franking credits. Anti-streaming rules apply to a company’s shareholders generally, and holding period rules apply to particular shareholders according to their circumstances. The rules can deny tax offsets, and in the case of a company, franking credits, attributable to the franked dividend component of a buy-back.

Will the anti-streaming rules deny me franking credits?

Coles Myer has requested confirmation in the ATO class ruling that the anti-streaming rules will not deny you tax offsets or franking credits on the franked Dividend component of the Buy-Back Price. A link to the ruling will be available on the Coles Myer website at www.colesmyer.com

What are the holding period rules?

To qualify for tax offsets/franking credits attaching to the Dividend, you must hold the Shares that you sell in the Buy-Back:

•	at risk; and

•	free of related payment obligations,

for 45 clear days.

Will the Shares that I sell in the Buy-Back be held for 45 clear days?

Yes. The 45 day period will be counted back from 23 May 2005, being the date that the Buy-Back Price is announced, so the 45 day holding period will commence on 7 April 2005. Therefore, as you acquired your Shares before the Ex-Entitlement Date of 23 March 2005, any of those Shares that you sell in the Buy-Back will have been held for 45 clear days.

Are my Shares held at risk and free of related payment obligations?

Whether you have any risk reduction arrangements or related payment obligation arrangements in place depends on your own particular circumstances.

Examples of risk reduction arrangements would be sale options or hedging arrangements. An example of a related payment obligation would be a dividend swap agreement.

If I buy more Shares on or after 23 March 2005, will the ‘last-in-first-out’ rule treat them as the Shares I sell in the Buy-Back?

No. Coles Myer expects the class ruling to confirm that the last-in-first-out rule applicable for some tax purposes will not treat you as selling in the Buy-Back any Shares purchased on the ASX on or after the Ex-Entitlement Date (23 March 2005).

I thought that the holding period rules had ended?

The holding period rules ceased to apply on 1 July 2002, upon ‘rewriting’ of the franking credit rules, but the Government has since indicated that it will enact equivalent rules with retrospective effect from 1 July 2002.

Are there any exemptions from the holding period rules?

An exemption from the risk reduction rule, but not the payment obligation rule, should be available to an individual shareholder who has a total franking credit/ tax offset entitlement of $5,000 or less (aggregating all dividends) for the 2005 income year.

An exemption from the risk reduction and payment obligation rules should be available to complying superannuation funds and widely held trusts that comply with certain ‘benchmark portfolio’ rules.

Non-Residents

You will not be subject to Australian income tax on the Dividend.

Examples for Resident Individuals and Complying Superannuation Funds

Sale of your Shares through the Buy-Back

Table A provides an illustrative example of the potential Australian tax consequences for Australian resident individuals and Australian complying superannuation funds from disposing of their Shares under the Buy-Back. This table is an example only and is based on a number of assumptions. Table A assumes a Buy-Back Price of $8.90 per Share, a Deemed Market Value of $9.60, and a cost base of $7.00 per Share.

Coles Myer Share Buy-Back 32

Table A – Sale of Shares through Buy-Back at Buy-Back Price of $8.90 per Share

	Your income $6,001 -$21,600[1]	Your income $21,601 -$58,000[1]	Your income $58,001 -$70,000[1]	Your income $70,000+[1]	Complying Superannuation Funds
Tax payable by Resident Individuals and Complying Superannuation Funds	18.5% marginal tax rate[2]	31.5% marginal tax rate[2]	43.5% marginal tax rate[2]	48.5% marginal tax rate[2]	15% tax rate
Income tax consequences
Assumed fully franked Dividend	$5.90	$5.90	$5.90	$5.90	$5.90
Add: gross-up for franking credits	$2.53	$2.53	$2.53	$2.53	$2.53
Assessable income	$8.43	$8.43	$8.43	$8.43	$8.43
Tax on that assessable income	($1.56)	($2.66)	($3.67)	($4.09)	($1.26)
Tax offset for franking credits [3]	$2.53	$2.53	$2.53	$2.53	$2.53
After tax Dividend proceeds [3]	$6.87	$5.77	$4.76	$4.34	$7.17

Capital gains tax consequences
Deemed Market Value [4]	$9.60	$9.60	$9.60	$9.60	$9.60
Less: Dividend	($5.90)	($5.90)	($5.90)	($5.90)	($5.90)
Sale Consideration	$3.70	$3.70	$3.70	$3.70	$3.70
Less: assumed cost base	($7.00)	($7.00)	($7.00)	($7.00)	($7.00)
Nominal capital gain/(loss) on disposal [5,9]	($3.30)	($3.30)	($3.30)	($3.30)	($3.30)
Discount capital gain/(loss) [7,9]	($1.65)	($1.65)	($1.65)	($1.65)	($2.20)
Tax impact of capital loss/(gain) [2,6,7,9]	$0.31	$0.52	$0.72	$0.80	$0.33
Add: Capital component of Buy-Back Price	$3.00	$3.00	$3.00	$3.00	$3.00
After tax Sale Consideration [2,6,7,9]	$3.31	$3.52	$3.72	$3.80	$3.33

Summary
After tax Dividend proceeds [3]	$6.87	$5.77	$4.76	$4.34	$7.17
After tax Sale Consideration [2,6,7,9]	$3.31	$3.52	$3.72	$3.80	$3.33
Total after tax proceeds [2,6,7,8,9]	$10.18	$9.29	$8.48	$8.14	$10.50

1	In determining the applicable marginal tax rate an individual shareholder should include, amongst other things, the results of participation in the Buy-Back in their estimated assessable income.

2	For the purposes of the analysis it is assumed that the marginal tax rate includes the Medicare Levy at a rate of 1.5%. The liability of an individual to pay the Medicare Levy depends on the individual’s own circumstances.

3	This assumes that the shareholder is fully entitled to franking credit benefits.

4	This assumes that the Deemed Market Value of the Shares is $9.60. The Deemed Market Value will change, depending on movement in the S&P/ASX 200 Index up to the close of the Buy-Back. As the Deemed Market Value in this example exceeds the Buy-Back Price, capital gains tax is calculated by reference to the Deemed Market Value.

5	Capital losses can only be offset against capital gains.

6	This assumes that the shareholder will be able to fully utilise capital losses to offset capital gains in their 2005 tax return.

7	This assumes that any shareholder who would have a net capital gain after taking into account the implications of the Buy-Back would be able to discount that gain and would choose to do so.

8	Amounts in Table A have been rounded up or down, as appropriate.

9	This assumes Shares tendered in the Buy-Back were acquired after 19 September 1985.

33 Coles Myer Share Buy-Back

Sale of your Shares on the ASX

Table B provides illustrative examples of the potential Australian capital gains tax consequences for Australian resident individuals and Australian complying superannuation funds from disposing of their Shares on the ASX.

It is important that you understand that the table is an example only and is based on a number of assumptions. Table B assumes a sale of Shares on the ASX for $9.69 per Share, a cost base of $7.00 per Share and that the shareholder acquired the shares after 19 September 1985, has held the Shares for at least 12 months and is able to discount the capital gain. The example does not include the cost of any brokerage you may have to pay if you sell your Shares on ASX.

Table B – Sale of Shares on ASX at $9.69 per Share

Tax payable by Resident Individuals and Complying Superannuation Funds	Your income $6,001 - $21,600[1]	Your income $21,601 - $58,000[1]	Your income $58,001 - $70,000[1]	Your income $70,000+[1]	Complying Superannuation Funds
	18.5% marginal tax rate[2]	31.5% marginal tax rate[2]	43.5% marginal tax rate[2]	48.5% marginal tax rate[2]	15% tax rate
Capital gains tax consequences
Sale proceeds[3]	$9.69	$9.69	$9.69	$9.69	$9.69
Less: assumed cost base	($7.00)	($7.00)	($7.00)	($7.00)	($7.00)
Nominal capital gain/(loss) on disposal	$2.69	$2.69	$2.69	$2.69	$2.69
Discount capital gain/(loss)	$1.35	$1.35	$1.35	$1.35	$1.79
Tax impact of capital loss/(gain)	($0.25)	($0.42)	($0.59)	($0.65)	($0.27)
Total after tax proceeds	$9.44	$9.27	$9.10	$9.04	$9.42

1	In determining the applicable marginal tax rate an individual shareholder should include, amongst other things, the results of the sale of Shares in their estimated assessable income.

2	For the purposes of the analysis it is assumed that the marginal tax rate includes the Medicare Levy at a rate of 1.5%. The liability of an individual to pay the Medicare Levy depends on the individual’s own circumstances.

3	The assumed Share price of $9.69 is the closing price for Coles Myer Shares on 16 March 2005 of $9.85 adjusted for the interim dividend of 16.25 cents per Share.

Coles Myer Share Buy-Back 34

Effect of the Buy-Back on Coles Myer

This section provides an indicative calculation of the effect of the Buy-Back on Coles Myer assuming a Buy-Back Price of $8.90. This is an example only and should not be relied upon as being the Buy-Back Price.

35 Coles Myer Share Buy-Back

4.1	Statement of Financial Position

The table below sets out a summarised version of Coles Myer’s statement of financial position and a summarised version of Coles Myer’s pro-forma statement of financial position as at 23 January 2005, prepared numerically (but not in relation to format) in accordance with Australian Generally Accepted Accounting Principles. The table illustrates the impact of the Buy-Back assuming $700 million worth of Shares had been bought back as at 23 January 2005.

As at 23 January 2005	Actual ($m)	Buy-Back ($m)	Pro-forma ($m)
Assets
Cash Assets	876.7	(350.0)	526.7
Other Assets	8,561.0		8,561.0
Total Assets	9,437.7		9,087.7
Liabilities
Other Liabilities	5,043.4	350.0	5,393.4
Total Liabilities	5,043.4		5,393.4
Net Assets	4,394.3		3,694.3
Equity
Contributed Equity	2,396.5	(236.0)	2,160.5
Retained Profits	1,542.7	(464.0)	1,078.7
Other Equity	455.1		455.1
Total Equity	4,394.3		3,694.3

4.2	How will the Buy-Back be funded?

The Buy-Back will be funded from cash and debt. The amount Coles Myer expects to pay out under the Buy-Back is around $700 million. However, Coles Myer reserves the right, in its absolute discretion, to determine the number of Shares which it will buy back up to the Buy-Back Limit, including the right to buy back no Shares.

Coles Myer Share Buy-Back 36

4.3	Impact of the Buy-Back on key financial indicators

The precise effect of the Buy-Back on earnings per share and return on equity cannot be determined at present because the Buy-Back Price and the number of Shares to be bought back will not be known until after the completion of the Buy-Back. On a pro-forma basis, had the Buy-Back occurred on 25 July 2004, it would have had a positive impact on earnings per share and return on equity for the half year ended 23 January 2005.

On 17 March 2005, Coles Myer announced its half year results for the period ending 23 January 2005. As part of that announcement, Coles Myer announced the Buy-Back, the intention to convert its Reset Convertible Preference Shares (ReCAPS) to ordinary shares on 12 July 2005, and the maintenance of its dividend payout ratio at 60% – 65%. As set out in that announcement, the Buy-Back is expected to enhance earnings per share for FY2006 by between 1.3% (if the Buy-Back Price is set at the top of the tender range) and 3.4% (if the Buy-Back Price is set at bottom of the tender range).

Electronic copies of the results and the presentations made by Coles Myer can be found at www.colesmyer.com. Shareholders can also contact the Coles Myer Shareholder Information Line on 1300 130 278 from within Australia or +61 3 9615 9134 from outside Australia to request a hard copy.

4.4	Impact of the Buy-Back on Coles Myer’s franking account

The amount of franking credits that Coles Myer will utilise under the Buy-Back will not be known until the Buy-Back Price and the total size of the Buy-Back is determined. Coles Myer anticipates its franking account will be reduced by approximately $194 million if the Buy-Back Price was set at the bottom of the tender range and $229 million if the Buy-Back Price was set at the top of the tender range as a result of the proposed Buy-Back of around $700 million worth of Shares. In any event, Coles Myer expects to be able to continue to fully frank its dividends for the foreseeable future.

4.5	Impact of the Buy-Back on Coles Myer’s credit rating

Standard & Poor’s and Moody’s Investors Service have indicated that the Buy-Back will not impact on Coles Myer’s credit ratings. Coles Myer currently has long term credit ratings of BBB from Standard & Poor’s and Baa2 from Moody’s Investors Service.

4.6	What effect will the Buy-Back have on Coles Myer’s issued Shares?

Coles Myer had 1,238,222,237 Shares on issue as at 16 March 2005. Assuming a total of $700 million worth of Shares are bought back, the table below sets out the number of Shares and the percentage of total issued shares which would be bought back at different Buy-Back Prices. All Shares that Coles Myer buys back will be cancelled.

Assumed Buy-Back Prices	Number of Shares Bought Back	% of Total Issued Shares
$7.40	94,594,595	7.6%
$7.70	90,909,091	7.3%
$8.00	87,500,000	7.1%
$8.30	84,337,349	6.8%
$8.60	81,395,349	6.6%
$8.90	78,651,685	6.4%
$9.20	76,086,957	6.1%
$9.50	73,684,211	6.0%
$9.80	71,428,571	5.8%
$10.10	69,306,931	5.6%

37 Coles Myer Share Buy-Back

Additional information on the Buy-Back

This section sets out further details on the Buy-Back.

Coles Myer Share Buy-Back 38

5.1	Joint shareholders

If you hold your Shares jointly with another person (for example, your spouse) you must complete, sign and return the Tender Form in accordance with the instructions for joint holdings on the Tender Form.

5.2	Shares held by trustees and nominees

Trustees and nominees who hold Shares should inform the beneficial owners of the Shares about the Buy-Back and then aggregate all Tenders received from beneficial owners. It is the responsibility of the trustee or nominee to complete an aggregated Tender Form on behalf of all beneficial owners.

The trustee or nominee must ensure that an aggregated Tender Form is received by the Coles Myer Share Registry by 7.00pm Melbourne time on the Closing Date (Friday, 20 May 2005). For CHESS Holdings, the trustee or nominee will need to aggregate all Tenders received from beneficial owners and provide instructions to its Controlling Participant in time for the aggregated Tender to be processed by 7.00pm Melbourne time on the Closing Date (Friday, 20 May 2005).

Any scale back that applies to Shares tendered by trustees or nominees will be performed on a registered shareholder basis.

5.3	American Depository Receipt (ADR) Holders

If you hold American Depository Receipts (ADRs) representing Shares, you will separately be sent additional information on how to instruct the ADR depository to tender your Shares if you wish to participate in the Buy-Back.

5.4	Margin lending arrangements

If you hold Shares under margin lending arrangements or if they are held as security for a loan or as ACH collateral, you should ensure that your participation in the Buy-Back is permitted by those margin lending arrangements, that loan documentation, or by ACH.

By submitting a Tender you warrant to Coles Myer that, at all times after you tender your Shares for sale in the Buy-Back, and on the Buy-Back Date, the Shares are free from any mortgage, charge, lien or other encumbrance (whether legal or equitable) and from any third party rights.

5.5	The effect of submitting a Tender

A Tender constitutes an offer to sell the tendered Shares to Coles Myer on the terms and conditions set out in the Buy-Back Documents (including this booklet). A Tender does not, of itself, constitute a binding contract for the sale of the tendered Shares and cannot be enforced against Coles Myer. Coles Myer retains the absolute discretion to accept or reject any Tender, and may choose to reject all Tenders. If Coles Myer accepts your Tender, a binding Buy-Back Contract is formed between you and Coles Myer on the Buy-Back Date, and you must sell to Coles Myer, and Coles Myer must buy, the number of Shares that Coles Myer determines to buy back from you (which will not exceed the number of Shares you tendered) on the terms and conditions set out in the Buy-Back Documents.

By submitting a Tender, you:

(a)	agree to the terms and conditions set out in the Buy-Back Documents;

(b)	offer to sell to Coles Myer on the Buy-Back Date the number of Shares nominated for sale on your Tender Form (adjusted in accordance with the terms and conditions set out in the Buy-Back Documents) at your Tender Price(s);

(c)	agree that Coles Myer’s announcement to the ASX on the Buy-Back Date is effective notice to you of Coles Myer’s acceptance or rejection of Tenders;

(d)	warrant to Coles Myer that at all times after you tender your Shares for sale in the Buy-Back, and on the Buy-Back Date, the Shares which you have tendered are:

•	registered in your name;

•	fully paid up;

•	free from any mortgage, charge, lien or other encumbrance (whether legal or equitable) and from any third party rights; and

•	otherwise able to be sold freely into the Buy-Back;

(e)	warrant to Coles Myer that there is no legal reason why you cannot participate in the Buy-Back or receive the proceeds of sale of your Shares;

(f)	warrant that you (and any person for whom you may be acting) are a person to whom an Invitation can lawfully be made;

39 Coles Myer Share Buy-Back

(g)	agree that Coles Myer may, in its absolute discretion and at any time, determine that any Tender it receives is a valid Tender, even though one or more of the requirements for making a Tender has not been complied with. Where the shareholder has satisfied the requirements for making a Tender in respect of only some of their Shares, Coles Myer may, in its absolute discretion, treat the Tender as having been made in respect of those Shares, but not the remainder;

(h)	authorise Coles Myer (and its officers, agents or contractors) to correct any error in or omission from your Tender Form or your Withdrawal/Amendment Form and to complete the Tender Form by inserting any missing details;

(i)	acknowledge that neither Coles Myer nor any other party involved in the Buy-Back has provided you with financial product advice, or has any obligation to provide this advice, concerning your decision to participate in the Buy-Back;

(j)	authorise Coles Myer to make payment in Australian dollars:

•	by direct credit to your nominated account if you have a direct credit authority recorded on the Coles Myer Share Register on the Closing Date; or

•	by cheque to be mailed to your address shown on the Coles Myer Share Register on the Closing Date if you do not have a direct credit authority recorded on the Coles Myer Share Register on the Closing Date

and, in each case, you will be taken to have accepted the risk associated with such payment;

(k)	acknowledge that despatch of payment as described above satisfies Coles Myer’s obligations to make a payment to you for the Shares bought back;

(l)	undertake not to sell, offer to sell or otherwise transfer Shares to any other person if, as a result, you will at any time after you submit your Tender until the Buy-Back Date hold fewer Shares than the number of Shares you have tendered;

(m)	agree that damages is not an adequate remedy for breach of these undertakings, agreements and warranties;

(n)	undertake that, if you breach any of these undertakings, agreements or warranties you will indemnify Coles Myer for all its costs arising from the breach; and

(o)	agree that any obligation of Coles Myer to buy back Shares you have tendered is conditional on your compliance with the agreements, undertakings and warranties set out above.

You will be taken to have submitted a Tender when the Coles Myer Share Registry receives your signed and completed Issuer Sponsored Holding Tender Form or, if you have a CHESS Holding, your Tender from your Controlling Participant through CHESS.

5.6	Coles Myer’s rights to accept or reject Tenders and Tender Forms

At any time, Coles Myer may:

•	accept or reject any or all Tenders or Tender Forms (including Withdrawal/Amendment Forms); and

•	accept or reject a Tender not made strictly on the terms and conditions set out in the Buy-Back Documents, or a Tender Form (including Withdrawal/ Amendment Form) not submitted in accordance with the procedures set out in the Buy-Back Documents.

Coles Myer may do each of these things in relation to all or some of the Tenders or the Tender Forms (including Withdrawal/Amendment Forms) it receives, in its absolute discretion.

5.7	Coles Myer’s right to vary or terminate the Buy-Back

Coles Myer may, in its absolute discretion, terminate the Buy-Back at any time on or before the Buy-Back Date by making an announcement to that effect to the ASX (without otherwise notifying you).

Coles Myer may also vary the timetable for the Buy-Back in the same manner.

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5.8	Coles Myer’s right to waive requirements and correct errors

Coles Myer may, in its absolute discretion and at any time, deem any Tender it receives to be a valid Tender, disregard any Tender it believes should be disregarded and waive any or all of the requirements for making, amending or withdrawing a Tender. It may do each of these things in relation to some, all or any number of Tenders it receives.

If you tender a number of Shares in excess of the total number of Shares that you are entitled to sell, you may (at Coles Myer’s absolute discretion) be deemed to have offered only the total number of Shares you are entitled to sell; and, if you have nominated more than one price:

(a)	first, the excess Shares will be deemed to be excluded from your Tender at the highest price you selected;

(b)	if, after applying (a) above, there are still remaining excess Shares, it will be deemed that those excess Shares are excluded from the Tender at the next highest price you selected; and

(c)	if, after applying (b) above, there are still remaining excess Shares, then (b) will be reapplied to those excess Shares until there are no longer any remaining excess Shares.

If you sell Shares during the Tender Period such that at the Buy-Back Date you do not hold at least the number of Shares you successfully tendered, Coles Myer may in its absolute discretion, either:

(d)	reject your Tender in its entirety; or

(e)	treat your Tender as if you had offered only the number of Shares you held at 7.00pm Melbourne time on the Closing Date, provided that you also held no less than that number of Shares at the Record Date, in which case, if you tendered Shares at more than one Tender Price you will be treated as set out in paragraphs (a), (b) and (c) above.

5.9	Restrictions on the payment of Buy-Back proceeds

Coles Myer will pay shareholders the Buy-Back Price for each of their Shares that are bought back, unless it is prohibited from doing so by law.

5.10	Unsuccessful Tenders

Shares tendered into the Buy-Back that are not bought back will be released to shareholders’ holdings as soon as practicable after the Buy-Back Date.

5.11	Employee Share Plan Shares

Shares held under the Coles Myer Employee Share Plan and which are still subject to restrictions are not eligible to be tendered in the Buy-Back.

5.12	No stamp duty

Stamp duty will not be payable on the cancellation of your Shares following acceptance of your Tender(s).

5.13	Treatment of Buy-Back Price

Although the Buy-Back Price will include an amount which, for tax purposes as set out in section 3 will be treated as a dividend, this does not mean that this amount will be treated as a dividend for any other purpose.

5.14	Directors’ entitlements

Directors are entitled to participate in the Buy-Back, but each Director has indicated that they do not intend to participate in the Buy-Back.

5.15	ASIC and ASX Relief

ASIC has granted Coles Myer an exemption under subsection 257D(4) of the Corporations Act. This exemption permits Coles Myer to:

(a)	conduct the Buy-Back similarly to the conduct of an equal access buy-back in accordance with Division 2 of Part 2J.1 of the Corporations Act;

(b)	use the scale back mechanism described in section 1.25;

(c)	invite shareholders to offer to sell Shares in accordance with the terms and conditions set out in the Buy-Back Documents rather than Coles Myer offering to buy back such Shares;

41 Coles Myer Share Buy-Back

(d)	invite shareholders with 600 Shares or less to offer to sell Shares only if they submit one Tender for all of their Shares at either a specified price in the tender range or as a Final Price Tender; and

(e)	not make an Invitation to, or accept a Tender from, a shareholder in a foreign jurisdiction, other than a jurisdiction where Coles Myer is aware that the laws of that jurisdiction would allow an Invitation to be made.

The ASX has granted Coles Myer the following:

•	a waiver from Listing Rule 7.40 to permit Coles Myer to dispatch the Buy-Back Documents to shareholders no later than six business days after the Record Date; and

•	a waiver from Listing Rule 3.8A to permit Coles Myer to lodge an Appendix 3F up to two business days after the Closing Date.

5.16	Continuous Disclosure

As a disclosing entity under the Corporations Act, Coles Myer is subject to regular reporting and disclosure obligations under the Corporations Act and the ASX Listing Rules. These obligations require Coles Myer to continuously notify the ASX of information about specific events and matters for the purpose of making that information available to the stock market. In particular, Coles Myer is required by the ASX Listing Rules (subject to certain limited exceptions) to notify the ASX immediately of any information concerning Coles Myer which a reasonable person would expect to have a material effect on the price or value of its Shares.

Coles Myer may disclose information to the ASX after the date of this booklet, but before it buys back Shares, which may be relevant to the Buy-Back or which qualifies statements made in the Buy-Back Documents. Where Coles Myer discloses such information which affects the Buy-Back, it will do so by announcing it to the ASX, rather than sending it to shareholders, except where otherwise required by law. You can access the information Coles Myer discloses to the ASX on Coles Myer’s website www.colesmyer.com or on the ASX’s website www.asx.com.au.

5.17	Privacy

Coles Myer is carrying out the Buy-Back in accordance with the Corporations Act. This involves the collection of personal information on Tender Forms to enable Coles Myer to process your Tender. If you do not provide this information, Coles Myer may be hindered in, or prevented from, processing your Tender.

The personal information collected by Coles Myer will only be disclosed to ASX Perpetual Registrars Limited in its capacity as Share registrar of Coles Myer, to a print and mail service provider, to Coles Myer’s advisers in relation to the Buy-Back and to financial institutions in respect of payments to you in connection with the Buy-Back or as required or authorised by law.

If you wish to access the individual information collected by Coles Myer in relation to your shareholding, please write to Coles Myer, care of ASX Perpetual Registrars Limited at the mailing address set out in the Tender Form.

5.18	Applicable Law

This Invitation, your Tender, and the Buy-Back generally, are governed by the laws of Victoria, Australia.

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Definitions and interpretation

You can find all the definitions from the Buy-Back explained in full in this section.

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6.1	Definitions

In the Buy-Back Documents, unless the context otherwise requires:

ACH means the Australian Clearing House Pty Ltd.

ASIC means the Australian Securities & Investments Commission.

ASTC Settlement Rules means the business rules of the securities clearing house of the ASX from time to time.

ASX means Australian Stock Exchange Limited.

ATO means the Australian Taxation Office.

Board means the board of directors of Coles Myer.

Buy-Back means the buy back of shares by way of tender set out in the Buy-Back Documents.

Buy-Back Contract means the contract formed on the Buy-Back Date between you and Coles Myer if Coles Myer accepts your Tender.

Buy-Back Date means the date Coles Myer announces the Buy-Back Price, the total number of Shares to be bought back and the details of any scale back to the ASX.

Buy-Back Documents means this booklet, your Tender Form and any Withdrawal/Amendment Form.

Buy-Back Floor Price means the higher of:

(i)	the price (rounded up to the nearest cent) that is determined after applying a 14% discount to the Market Price; and

(ii)	the bottom of the tender range ($7.40).

Buy-Back Limit means the limit on the number of Shares to be bought back by Coles Myer equal to 110 million Shares.

Buy-Back Price means the price at which Coles Myer will buy back Shares from Tenders it accepts in the Buy-Back.

CHESS means the Clearing House Electronic Subregister System.

CHESS Holder means a holder of Shares on the CHESS subregister of Coles Myer.

CHESS Holding means a holding of Shares on the CHESS subregister of Coles Myer.

Closing Date means 7.00pm Melbourne time on Friday, 20 May 2005 for all shareholders, unless Coles Myer announces a different date.

Coles Myer means Coles Myer Ltd. (ABN 11 004 089 936).

Coles Myer Share Registry means the share registry of Coles Myer maintained by ASX Perpetual Registrars Limited (ABN 54 083 214 537).

Controlling Participant means the stockbroker (stated on your Tender Form) that has the capacity in CHESS to act on your instructions in relation to your Shares.

Corporations Act means the Corporations Act 2001 (Commonwealth of Australia).

Deemed Market Value has the meaning given to it in section 3.1.

Dividend means the part of the Buy-Back Price which will be treated as a fully franked dividend for tax purposes, as set out in section 3.

Ex-Entitlement Date means 23 March 2005.

Final Price Tender means a Tender in which the shareholder elects to receive the Buy-Back Price, whatever Coles Myer determines it to be within the tender range of $7.40 to $10.10 per Share.

Invitation means the invitation by Coles Myer to its shareholders to offer to sell Shares, as set out in the Buy-Back Documents.

Issuer Sponsored Holder means a holder of Shares on the issuer sponsored subregister of Coles Myer.

Issuer Sponsored Holding means a holding of Shares on the issuer sponsored subregister of Coles Myer.

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Market Price means the VWAP (as defined) of Coles Myer Shares on the ASX over the five trading days up to and including the Closing Date, calculated to four decimal places, as determined by Coles Myer.

Record Date means Thursday, 31 March 2005.

Sale Consideration has the meaning set out in section 3.

Shares means fully paid ordinary shares in the capital of Coles Myer.

Tender means a shareholder’s offer to sell Shares to Coles Myer at a Tender Price and on the terms and conditions set out in the Buy-Back Documents as amended in accordance with the procedures set out in the Buy-Back Documents.

Tender Form means the form of offer by a shareholder to sell Shares to Coles Myer which is enclosed with this booklet and includes a Tender Form amended in accordance with the procedures set out in the Buy-Back Documents.

Tender Period means the period within which shareholders may lodge, withdraw or amend a Tender in accordance with the Buy-Back Documents.

Tender Price means one of the specified prices (from $7.40 to $10.10 per Share set out on the Tender Form) or, where a Final Price Tender is submitted, the Buy-Back Price.

VWAP for a Share over a period means the volume weighted average price of Shares traded on the ASX excluding any transactions defined in the ASX Market Rules as special crossings, crossings prior to the commencement of normal trading, crossings during the closing phase and the after hours adjust phase, any overseas trades or trades pursuant to the exercise of options over Shares and any overnight crossings or other trades that the Board decides to exclude on the basis that the trades are not fairly reflective of natural supply and demand.

Withdrawal/Amendment Form means the form entitled ‘Tender Withdrawal/Amendment Form’ which is available in the manner described in section 2.5.

you or shareholder means a registered holder of Shares in Coles Myer.

6.2	Interpretation

In the Buy-Back Documents, unless the context otherwise requires:

•	the singular includes the plural, and vice versa;

•	words importing one gender include other genders;

•	other grammatical forms of a word or phrase defined in this document have a corresponding meaning;

•	terms used in the Buy-Back Documents and defined in the Corporations Act have the meanings given to them in the Corporations Act;

•	a reference to currency is to Australian currency; and

•	a reference to time is to Melbourne, Australia time.

The postal acceptance rule does not apply to Tenders.

All references to dates in the Buy-Back Documents are subject to variation at Coles Myer’s absolute discretion by announcing the variation to the ASX, but without otherwise notifying you.

45 Coles Myer Share Buy-Back

Registered Office

Coles Myer Ltd.

800 Toorak Road

Tooronga VIC 3146

www.colesmyer.com

Share Registrar

ASX Perpetual Registrars Limited

Level 4, 333 Collins Street

Melbourne VIC 3000

Financial Adviser

Macquarie Equity Capital Markets Limited

Legal Adviser

Freehills

If you have any questions on the Buy-Back after reading this booklet please call the Coles Myer Shareholder Information Line from 8.30am to 5.30pm Melbourne time, Monday to Friday, on 1300 130 278 from within Australia or +61 3 9615 9134 if you are calling from outside Australia or consult a professional adviser.